# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ming Shing Group Holdings Ltd, CIK 0001956166
CUSIP: G61440106
Title of class of securities: Ordinary shares, par value $0.0005 per share
Address of issuer's principal executive offices: OFFICE UNIT B8, 27/F NCB INNOVATION, OFFICE UNIT B8, 27/F NCB INNOVATION, KOWLOON, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 03/02/2026
Amends the filing with accession number 0001493152-24-047227
Filed by CIK 0002028403
Persons authorized to receive notices and communications: Chi Ming Lam, UNIT B8, 27/F NCB INNOVATION, CENTRE, No. 888 Lai Chi Kok Road, KOWLOON, Hong Kong (K3), 00000, (852) 2370-3788

## Reporting persons
- Lam Chi Ming (CIK 0002028403): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 9,247,448; shared voting power 0; sole dispositive power 3,847,448; shared dispositive power 5,400,000; aggregate amount beneficially owned 9,247,448 (71.3% of the class)
  Comment: Rows 7, 9 and 11 include 9,247,448 ordinary shares of Ming Shing Group Holdings Limited, directly owned by Mr. Chi Ming Lam. Row 13 is based upon 12,975,000 shares of Ming Shing Group Holdings Limited's ordinary shares outstanding as of March 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value $0.0005 per share
Name of issuer: Ming Shing Group Holdings Ltd
Address of issuer's principal executive offices: OFFICE UNIT B8, 27/F NCB INNOVATION, OFFICE UNIT B8, 27/F NCB INNOVATION, KOWLOON, Hong Kong (K3), 00000
Comment: This Amendment No. 7 to Schedule 13D (the "Amendment No. 7") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on November 21, 2024 (the "Schedule 13D"), as amended by Amendment No. 1 filed on February 3, 2025 (the "Amendment No. 1"), Amendment No 2. filed on July 25, 2025 (the "Amendment No. 2"), Amendment No. 3 filed on October 2, 2025 (the "Amendment No. 3"), Amendment No. 4 filed on October 17, 2025 (the "Amendment No. 4"), Amendment No. 5 filed on December 12, 2025 (the "Amendment No. 5") and Amendment No. 6 filed on February 18, 2026 (the "Amendment No. 6) relating to the ordinary shares, US$0.0005 par value per share (the "Ordinary Shares"), of Ming Shing Group Holdings Limited, a Cayman Islands holding company (the "Issuer"). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The purpose of this Amendment No. 7 is to report certain changes to the Reporting Person's beneficial ownership of Ordinary Shares: Mr. Lam sold 100,000 Ordinary Shares on the open market on February 23, 2026, 200,000 Ordinary Shares on the open market on February 27, 2026, and 100,000 Ordinary Shares on the open market March 2, 2026 for an aggregate total of 400,000 Ordinary Shares sold. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Mr. Chi Ming Lam ("Mr. Lam" or the "Reporting Person")
Residence or business address: Office Unit B8, 27/F, NCB Innovation Centre, No. 888 Lai Chi Kok Road, Kowloon, Hong Kong
Present principal occupation or employment: Director of Ming Shing Group Holdings Limited
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he was or is a subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Hong Kong

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As of November 21, 2024, the date the Schedule 13D was filed, Mr. Lam held 11,250,000 Ordinary Shares. As of March 2, 2026, Mr. Lam is the beneficial owner of 9,247,448 Ordinary Shares of the Issuer, of which 5,400,000 Ordinary Shares have been pledged. Mr. Lam retains voting and dividend rights in respect of the pledged shares provided no event of enforcement has occurred and such actions do not diminish the collateral's value.

As of the date of Amendment No. 2 filed on July 25, 2025, Mr. Lam held 10,614,000 Ordinary Shares. As of the date of Amendment No. 3 filed on October 2, 2025, Mr. Lam held 10,473,500 Ordinary Shares. As the date of Amendment No. 4 filed on October 15, 2025, Mr. Lam held 9,807,000 Ordinary Shares. As the date of Amendment No. 5 filed on December 2, 2025, Mr. Lam held 9,807,000 Ordinary Shares, of which 5,400,000 Ordinary Shares have been pledged. As of the date of Amendment No. 6 filed on February 18, 2026, Mr. Lam held 9,647,448 Ordinary Shares, of which 5,400,000 Ordinary Shares have been pledged.

On February 23, 2026, Mr. Lam sold a total of 100,000 Ordinary Shares on the open market, on February 27, 2026, Mr. Lam sold a total of 200,000 Ordinary Shares on the open market, and on March 2, 2026, Mr. Lam sold a total of 100,000 Ordinary Shares on the open market for an aggregate total of 400,000 Ordinary Shares sold between February 23, 2026 and March 2, 2026. As of March 2, 2026, Mr. Lam currently holds 9,247,448 Ordinary Shares, of which 5,400,000 Ordinary Shares have been pledged.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4, as applicable.

The Reporting Person is the Issuer's non-independent director as of the date of this filing. Mr. Lam consummated the transactions described herein after the expiration of the lock-up period expiring 6 months after the Issuer's Initial Public Offering made pursuant to a Registration Statement on Form F-1 (File No. 333-281817). The Reporting Person expects to evaluate the Issuer's financial condition and prospects and the Reporting Person's respective interests in, and intentions with respect to, the Issuer and the Reporting Person's respective investments in the securities of the Issuer, on an on-going basis, which review may be based on various factors, including the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Accordingly, the Reporting Person reserves the right to change his intentions, as he deems appropriate. In particular, the Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease his holdings in the Issuer that the Reporting Person now owns or may hereafter acquire.

Except as set forth in this Item 4 or in Item 3, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person does, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the filing of this Amendment No. 7 to the Schedule 13D, the Reporting Person is the beneficial owner of 9,247,448 Ordinary Shares of the Issuer representing 71.3% of the Issuers issued and outstanding shares, of which 5,400,000 Ordinary Shares have been pledged. The Reporting Person retains voting and dividend rights in respect of the pledged shares provided no event of enforcement has occurred and such actions do not diminish the collateral's value.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the filing of this Amendment No. 7 to the Schedule 13D, the Reporting Person has the power to vote and direct the disposition of 9,247,448 Ordinary Shares.
Transactions in the class effected during the past sixty days: The Reporting Person has not entered into any transaction in the Ordinary Shares during the sixty days immediately prior to the filing of this Amendment No. 7 to the Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: As of the date of filing of this Amendment No. 7 to the Schedule 13D, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Ordinary Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As of the date of filing of this Amendment No. 7 to the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or between the Reporting Person and any other person, with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Lam Chi Ming: Chi Ming Lam, Chi Ming Lam (03/03/2026)